Exhibit 99.1

Freeline Reports Full Year 2020 Financial Results and Business Highlights

Plans to have three AAV gene therapy programs in the clinic by year-end 2021

Data from FLT180a Phase 1/2 trial for Hemophilia B demonstrated potential for durable normalization of Factor IX activity

Strong 2020 year-end cash position of $230 million funds key upcoming clinical milestones

LONDON, March 31, 2021 – Freeline Therapeutics Holdings plc (Nasdaq: FRLN) (the “Company” or “Freeline”), a clinical-stage biotechnology company developing transformative gene therapies for patients suffering from inherited systemic debilitating diseases, today reported financial results for the full year 2020 and provided an update on recent business highlights.

“We are pleased with our current progress and aim to have three Freeline programs in the clinic by the end of 2021,” said Theresa Heggie, Chief Executive Officer of Freeline. “We are looking forward to initiation of the Phase 1/2 dose-confirmation study for our lead program, FLT180a for the treatment of Hemophilia B, later this year to confirm both the dose and the immune management regimen for our planned pivotal Phase 3 study. Importantly, the data from the Phase 1/2 dose-finding trial we completed last year demonstrated the potential of FLT180a to provide a functional cure through the durable normalization of Factor IX activity. We also plan to progress dose escalation for the Phase 1/2 clinical study of FLT190 for the treatment of Fabry disease during 2021. Additionally, we are on track to dose the first patient in our FLT201 program for the treatment of Type 1 Gaucher disease by the end of 2021.

“Each of our pipeline programs leverages the Freeline research and manufacturing platform, allowing development of novel AAV gene therapy candidates using optimized cassette design, rapid candidate screening and cutting-edge analytics,” continued Ms. Heggie. “We believe that our in-house protein engineering capabilities as well as our proprietary AAVS3 capsid are key differentiators for Freeline, allowing us to deliver high protein expression at low doses for enhanced efficacy and the potential to address diseases that are beyond the reach of first-generation AAV vectors.”

Key Pipeline and Operational Updates

Hemophilia B

•	Reported data for FLT180a for the treatment of Hemophilia B from the Phase 1/2 dose-finding clinical trial with a minimum of six-month post-treatment data for all 10 patients, supporting the potential for FLT180a to provide a functional cure with full normalization of Factor IX (“FIX”) activity in the normal range of 50 to 150 percent. Long-term follow-up data has shown durable FIX activity, with up to three-year data in the earliest cohort.

•	Announced updated clinical development plan for FLT180a to address Chemistry, Manufacturing and Control (“CMC”) feedback from the U.S. Food & Drug Administration (“FDA”) relating to the characterization and comparability of the investigational drug product used in the Phase 1/2 dose-finding clinical trial that was produced at smaller scale, as compared to the current investigational drug product that is produced at commercial-scale.

•	Plan to initiate Phase 1/2 dose-confirmation trial for FLT180a by the end of 2021 to confirm both the dose and the immune management regimen for the planned pivotal Phase 3 clinical trial. The Company is targeting full enrollment of the Phase 1/2 dose-confirmation trial during the first half of 2022 and a six-month data readout by the end of 2022.

•	Plan to report up to four-year durability data for FLT180a from the Phase 1/2 dose-finding clinical trial by the end of 2021.

Fabry Disease

•	Reported preliminary data from Phase 1/2 dose-finding clinical trial evaluating the safety and efficacy of FLT190 for the treatment of Fabry disease, demonstrating that a single administration of a low dose of FLT190 was generally well-tolerated and led to a three to four-fold increase over baseline in plasma α-galactosidase A (“αGLA”) activity. This increase was achieved by week four, and the patient continues to show stable elevated GLA expression at 12 months post-treatment.

•	Plan to progress dose escalation for the FLT190 Phase 1/2 clinical trial during 2021.

Gaucher Disease

•	Filed a CTA for FLT201 for the treatment of Type 1 Gaucher disease with the UK Medicine and Healthcare products Regulatory Agency (“MHRA”).

•	Presented preclinical data at the 17th annual WORLD Symposium™ detailing the invention and characterization of β-glucocerebrosidase variant 85 (“GCasevar85”), which was developed in-house and is produced by the Company’s proprietary FLT201 gene therapy construct.

•	Presented preclinical data at the 17th annual WORLD Symposium™ demonstrating the potential of FLT201 to deliver sustained levels of GCasevar85 to tissues not sufficiently addressed by velaglucerase alfa, a standard-of-care enzyme replacement therapy (“ERT”) for Type 1 Gaucher disease. FLT201 data demonstrate increased plasma stability, a 20-fold longer half-life, enhanced tissue uptake and substrate reduction, illustrating the potential for FLT201 to offer significant improvements in clinical outcomes over existing standard of care.

•	Currently plan to commence clinical development of FLT201 by targeting initiation of first-in-human dose-finding trials by the end of 2021.

Hemophilia A

•	Presented an analysis of the CHESS II Study at the 14th Annual Congress of the European Association for Haemophilia and Allied Disorders (EAHAD), highlighting the significant burden of joint pain and bleeding in factor-treated patients with Hemophilia A and B. Data suggest that despite treatment, patients face significant unmet clinical needs including continued bleeds and poor underlying joint health.

•	Plan to complete preclinical proof-of-concept studies of the safety, efficacy and durability of FLT210 to support an IND filing in 2022.

Platform Technology

•	Presented data at the 12th Annual Protein and Antibody Engineering Summit (PEGS) demonstrating how the Company’s proprietary, leading-edge analytical technologies characterize its AAV product by determining the proportion of capsids containing full-length vector genomes versus shorter vector fragments.

•	Plan to further develop programs that leverage the Company’s proprietary protein engineering and manufacturing capabilities.

Corporate

Freeline continues to strengthen its leadership team, building on key appointments last year, which include Theresa Heggie as Chief Executive Officer and member of the Board, Julie Krop, M.D. as Chief Medical Officer and Mark Baldry as Chief Commercial Officer, with the recent appointment of Michael J. Parini as President and Chief Operating Officer. The Company also recently strengthened the Board with the appointment of Colin A. Love, who brings extensive experience in the manufacturing of complex biotechnology products.

The Company also announced today that Jan Thirkettle, Ph.D., Chief Development Officer, has decided to leave Freeline to pursue a new opportunity. Dr. Thirkettle will continue in his current role until June 30, 2021, to ensure a smooth transition of his responsibilities. The Company has begun an external search for Dr. Thirkettle’s replacement.

In 2020, Freeline closed an extended Series C financing with an additional $79 million of new capital, augmenting the initial 2019 Series C funding of $40 million. The Company also completed a successful Nasdaq IPO with net proceeds of $161.8 million.

2020 Financial Highlights

Freeline plans to begin reporting financial results on a quarterly basis in 2021.

Research and development (R&D) expenses for the year ended December 31, 2020 were $76.1 million, as compared to $47.0 million for the same period in 2019. The increase of $29.1 million was driven by an increased investment in activities related to the current and proposed clinical trials for FLT180a and FLT190, and overall research and development, which includes earlier pipeline programs, discovery and further development of the Freeline platform.

General and administrative (G&A) expenses for the year ended December 31, 2020 were $26.3 million, as compared to $16.6 million for the same period in 2019. The increase of $9.7 million is driven primarily by legal and professional fees related to financing activities, as well as an increase in headcount and related personnel costs.

Cash and cash equivalents were $230.0 million as of December 31, 2020, as compared to $73.7 million as of year-end 2019. Based on the Company’s current operating plan, Freeline expects that its current level of cash and cash equivalents will enable the Company to fund its operating expenses into the third quarter of 2022.

As of December 31, 2020, the Company had 35,854,945 ordinary shares outstanding.

About Freeline Therapeutics

Freeline is a clinical-stage biotechnology company developing transformative adeno-associated virus (“AAV”) vector-mediated systemic gene therapies. The Company is dedicated to improving patient lives through innovative, one-time treatments that provide functional cures for inherited systemic debilitating diseases. Freeline uses its proprietary, rationally-designed AAV vector, along with novel promoters and transgenes, to deliver a functional copy of a therapeutic gene into human liver cells, thereby expressing a persistent functional level of the missing protein into the patient’s bloodstream. The Company’s integrated gene therapy platform includes in-house capabilities in research, clinical development, manufacturing and commercialization. The Company has clinical programs in Hemophilia B and Fabry disease, as well as preclinical programs in Gaucher disease and Hemophilia A. Freeline is headquartered in the UK and has operations in Germany and the US.

Forward-Looking Statements

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the Company’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, in contrast with statements that reflect historical facts. Examples include, among other topics, discussion of the Company’s strategies, anticipated operating and financial performance and financial condition; the Company’s expectations regarding its use of cash and cash runway; statements regarding the initiation, timing, progress and results of the Company’s preclinical studies and clinical trials, including the initiation of the Phase 1/2 dose confirmation trial for FLT180a and data readouts from that trial, progress with respect to the dose-escalation for the Phase 1/2 clinical study of FLT190, commencement of clinical trials in our FLT201 program, and completion of proof-of-concept studies of FLT201; statements that the Company’s updated clinical development plan for FLT180a will allow it to address CMC feedback from the FDA in parallel with the Phase 1/2 dose confirmation trial; business plans and prospects; capital allocation objectives; and manufacturing, research, pipeline, and clinical trial plans, including anticipated clinical development milestones for the Company’s product candidates. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could” or “should,” the negative of these terms or similar expressions. Forward looking statements are based on management’s current beliefs and assumptions and on information currently available to the Company, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks and uncertainties, including the Company’s recurring losses from operations; the uncertainties inherent in research and development of the Company’s product candidates, including statements regarding the timing of initiation, completion and the outcome of clinical studies or trials and related preparatory work and regulatory review, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data, including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the Company’s ability to design and implement successful clinical trials for its product candidates; whether the Company’s cash resources will be sufficient to fund the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements for the Company’s expected timeline; the potential for a pandemic, epidemic or outbreak of infectious diseases in the US, UK or EU, including the COVID-19 pandemic, to disrupt and delay the Company’s clinical trial pipeline; the Company’s failure to demonstrate the safety and efficacy of its product candidates; the fact that results obtained in earlier stage clinical testing may not be indicative of results in future clinical trials; the Company’s ability to enroll patients in clinical trials for its product candidates; the possibility that one or more of the Company’s product candidates may cause serious adverse, undesirable or unacceptable side effects or have other properties that could delay or prevent their regulatory approval or limit their commercial potential; the Company’s ability to obtain and maintain regulatory approval of its product candidates; the Company’s limited manufacturing experience which could result in delays in the development, regulatory approval or commercialization of its product candidates; and the Company’s ability to identify or discover additional product candidates, or failure to capitalize on programs or product candidates. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. We cannot guarantee that any forward-looking statement will be realized. Should known or unknown risks or uncertainties materialize or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated or projected. Investors are cautioned not to put undue reliance on forward-looking statements. A further list and description of risks, uncertainties and other matters can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020 and in our subsequent reports on Form 6-K, in each case including in the sections thereof captioned “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3.D. Risk factors.” Many of these risks are outside of the Company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The Company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law. For further information, please reference the Company’s reports and documents filed with the U.S. Securities and Exchange Commission. You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

Consolidated Statement of Operations Data

(in thousands of U.S. dollars, except per share data)

	For the Year Ended December 31,
	2020	2019	2018
OPERATING EXPENSES:
Research and development(1)	$76,149	$47,043	$34,191
General and administrative(1)	26,300	16,601	6,790
Total operating expenses	102,449	63,644	40,981
LOSS FROM OPERATIONS:	(102,449)	(63,644)	(40,981)
OTHER INCOME, NET:
Other expense, net	(9,288)	(793)	(390)
Interest income, net	275	74	(151)
Benefit from R&D tax credit	15,269	10,595	8,266
Total other income, net	6,256	9,876	7,725
Loss before income taxes	(96,193)	(53,768)	(33,256)
Income tax expense	(129)	(141)	(27)
NET LOSS	$(96,322)	$(53,909)	$(33,283)
Net loss per share attributable to ordinary shareholders—basic and diluted	$(6.81)	$(8.49)	$(7.20)
Weighted average ordinary shares outstanding - basic and diluted	14,152,843	6,347,818	4,621,495

________________

(1)	Includes share-based compensation expenses as follows:

	For the Year Ended December 31,
	2020	2019	2018
Research and development	$2,510	$373	$45
General and administrative	3,694	1,086	69
Total share-based compensation	6,204	1,459	114

Consolidated Balance Sheet Data

(in thousands of U.S. dollars)

	December 31,	December 31,	December 31,
	2020	2019	2018
Cash and cash equivalents	$229,974	$73,702	$16,051
Working capital(1)	239,364	76,612	16,926
Net Assets	249,800	84,956	22,971
Total assets	268,612	97,390	32,134
Additional paid-in capital	456,293	207,622	91,574
Accumulated deficit	(215,990)	(119,668)	(65,759)
Total shareholders’ equity	249,800	84,956	22,971

(1) Working capital is defined as total current assets minus total current liabilities.

Contact

David S. Arrington
Vice President Investor Relations & Corporate Communications
Freeline Therapeutics
david.arrington@freeline.life
+1 (646) 668 6947